Sandoe, Christian T.

From: edward_c_delk@vanguard.com

Sent: Friday, April 18, 2008 11:49 AM

To: Sandoe, Christian T.

Cc: ari_gabinet@vanguard.com

Subject: Vanguard Managed Payout Funds - Revision to Supplement Text on Subscription Period

Here is our proposed revision to the subscription period text. Please let me know if this is acceptable.

Subscription Period
Vanguard Managed Payout Funds will hold a subscription period from April 21, 2008, through May 4, 2008. During this period, each Fund will invest directly or indirectly in money market instruments, rather than **[seek to achieve its investment objective]**. This strategy should allow each Fund to accumulate sufficient assets to construct a complete portfolio on a single day (May 5, 2008) and is expected to reduce initial trading costs.

During the subscription period, you may invest in a Fund online, by telephone, or by mail (including by check, bank transfer, or exchange from another Vanguard fund account). Please see the Investing With Vanguard section of the prospectus for more details.

*Patent pending

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

- The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

- The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-6893 with any questions or comments regarding our filing.

Edward C. Delk
Principal, Securities Regulation, Legal Department
The Vanguard Group, Inc.
Overnight Delivery: 100 Vanguard Boulevard, Malvern, PA 19355
Standard Delivery: P.O. Box 2600, V26, Valley Forge, PA 19482
Phone: 610-669-6893
Mobile: 610-755-2879
Fax: 610-669-6600
E-mail: edward_delk@vanguard.com
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